Exhibit 99.3

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this “Agreement”), dated as of May 11, 2012 , by and among FreeSeas Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the “Company”), and YA Global Master SPV, Ltd. (the “Investor”).

WITNESSETH

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company may issue and sell to the Investor, as provided herein, and the Investor shall purchase a note substantially in the form attached hereto as Exhibit A (the “Note”) in an aggregate principal amount of up to $500,000;

WHEREAS, capitalized terms used but not defined herein have the meaning given thereto in the Standby Equity Distribution Agreement (“SEDA”), between the Company and the Investor dated May 11, 2012;

NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement the Company and the Investor hereby agree as follows:

1. PURCHASE AND SALE OF NOTE.

(a) Purchase of Notes. At any time after the Closing of two Advances and with the consent of the Investor and subject to the satisfaction (or waiver) of the terms and conditions of this Agreement, the Company may request in writing (such writing, a “Purchase Notice”) that the Investor purchase the Note and, subject to the Investor’s consent, the Investor will purchase the Note from the Company within 10 Trading Days of the Investor’s receipt of the Purchase Notice (such 10th Trading Day, the “Closing Date”).

(b) Form of Payment. Subject to the satisfaction of the terms and conditions of this Agreement, on the Closing Date, (i) the Investor shall deliver to the Company the principal amount of the Note to be issued and sold to the Investor; provided, however, that the Investor shall be entitled to deduct an 8% monitoring fee from the proceeds of the Note and such fee will be placed into an escrow account and used to compensate Yorkville Advisors, LLC for monitoring and managing the purchase and investment over the life of the Note, and (ii) the Company shall deliver to the Investor, the Note duly executed on behalf of the Company.

2. INVESTOR’S REPRESENTATIONS AND WARRANTIES. The Investor hereby represents and warrants to, and agrees with, the Company that as of the date hereof, the representations and warranties set forth in Article III of the SEDA are true and correct as if all references therein to “Agreement” are to this Agreement and all references to the sale of “Shares” or “Common Stock” are references to the Note being sold pursuant hereto.

3. CONDITIONS TO THE INVESTOR’S OBLIGATION TO PURCHASE. The obligation of the Investor hereunder to purchase the Note pursuant hereto is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Investor’s sole benefit and may be waived by the Investor at any time in its sole discretion:

(a) There shall not have been any condition, circumstance, or situation that has resulted in or would reasonably be expected to result in a Material Adverse Effect;

(b) The Common Stock shall be authorized for quotation or trading on the Principal Market and trading in the Common Stock shall not have been suspended for any reason;

(c) The SEDA is in full force and effect;

(d) The representations and warranties of the Company set forth in Article IV of the SEDA are true and correct as of each Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and as if all references therein to “Agreement” are to this Agreement and all references to the sale of “Shares” or “Common Stock” are references to the Note being sold pursuant hereto;

(e) The Company shall have executed and delivered the Note to the Investor;

(f) The Registration Statement has been declared effective by the SEC;

(g) The Company’s average dollar trading volume for the 30 trading days prior the Closing Date is at least $30,000;

(h) The Company is not in material default nor aware of any potential material default with any of its lenders, except as has been disclosed in the Company’s filings with the SEC; and

(i) The Company has received all necessary authorizations to sell the Note to the Investor.

4. INDEMNIFICATION. The parties agree that Article V of the SEDA shall apply to this Agreement.

5. GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws. Each of the parties consents to the jurisdiction of the state courts of the State of New York and the U.S. District Court for the District of New York sitting in Manhattan, for the adjudication of any civil action asserted pursuant to this paragraph.

6. NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	FreeSeas Inc.
10, El. Venizelou (Panepistimiou) Street
106 71 - Athens, Greece
Attention: Ion G. Varouxakis
Telephone: +30 (210) 4528-770
Facsimile: +30 (210) 4291-010

With a copy to:	Broad and Cassel
2 S. Biscayne Blvd., Suite 2100
Miami, FL 33131
Attention: A. Jeffry Robinson, Esq.
Telephone: (305) 373-9414
Facsimile: (305) 995-6402

If to the Holder:	YA Global Master SPV, Ltd.
101 Hudson Street, Suite 3700
Jersey City, NJ 07302
Attention: Mark Angelo
Telephone:(201) 985-8300

With a copy to:	David Gonzalez, Esq.
101 Hudson Street – Suite 3700
Jersey City, NJ 07302
Telephone:(201) 985-8300
Facsimile:(201) 985-8266

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three Business Days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

7. MISCELLANEOUS.

(a) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.

(b) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Investor and the Company with respect to the matters discussed herein, and this Agreement, and the instruments referenced herein, contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

[signature page follows]

IN WITNESS WHEREOF, each of the Investor and the Company have caused their respective signature page to this Note Purchase Agreement to be duly executed as of the date first written above.

COMPANY: FREESEAS INC.

By:	/s/ Alexandros Mylonas
Name:	Alexandros Mylonas
Title:	Chief Financial Officer

INVESTOR: YA GLOBAL MASTER SPV LTD. By: Yorkville Advisors, LLC Its: Investment Manager

By:	/s/ David Gonzalez
Name:	David Gonzalez
Title:	Member and General Counsel

Exhibit A

Form of Note

THIS NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THIS NOTE HAS BEEN SOLD IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

FREESEAS INC.

Note

Issuance Date:	Original Principal Amount: $_________.00

No. FREE-1

FOR VALUE RECEIVED, FreeSeas Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the “Company”), hereby promises to pay to the order of YA Global Master SPV, Ltd. or its registered assigns (the “Holder”) (i) the outstanding portion of the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption or otherwise, the “Principal”) when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and (ii) to pay interest (“Interest”) on any outstanding Principal at the applicable Interest Rate from the date set out above as the Issuance Date (the “Issuance Date”) until the same is paid, whether upon the Maturity Date or acceleration, redemption or otherwise (in each case in accordance with the terms hereof). Certain capitalized terms used but otherwise not defined herein are defined in Section 16.

II. GENERAL TERMS

A. Advance of Original Principal Amount. In consideration for the issuance of this Note (this “Note”) by the Company, on the Issuance Date the Holder shall advance and make available to the Company the Original Principal Amount by wire transfer of immediately available funds to the account indicated by the Company on Schedule I attached hereto.

B. Maturity Date. The term of this Note shall expire on [            ], 20121 (the “Maturity Date”). On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal and accrued and unpaid Interest.

C. Payments. On each Installment Date, the Company shall pay to the Holder an amount equal to the Installment Amount due on such Installment Date. Principal and Interest (if any) owed under this Note must be paid by wire transfer of immediately available funds to the account listed on Schedule II hereto (or to any other account specified by the Holder to the Company) by the Maturity Date. Other than as specifically permitted by this Note, the Company may not prepay or redeem any portion of the outstanding Principal without the prior written consent of the Holder.

D. Interest. Interest shall accrue on the outstanding Principal balance hereof at a rate equal to 8% per annum. Interest shall be calculated on the basis of a 365-day year and the actual number of days elapsed, to the extent permitted by applicable law.

III. COMPANY REDEMPTION. The Company may, following 5 Business Days’ advance written notice (such notice, a “Redemption Notice” and the date on which such Redemption Notice is received, the “Redemption Date”) to the Holder, redeem all or a portion of the Principal outstanding and Interest due under this Note (the “Redemption Amount”) before the Maturity Date by wire transfer of immediately available funds to the account listed on Schedule II hereto (or to any other account specified by the Holder to the Company in writing) at amount equal to 102% of the Principal portion of the Redemption Amount plus accrued and unpaid interest.

IV. EVENTS OF DEFAULT.

A. An “Event of Default”, wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body) shall have occurred and be continuing:

1. the Company’s failure to pay to the Holder any amount of Principal, Interest or other amounts when and as due and payable under this Note;

2. the Company or any subsidiary of the Company shall commence, or there shall be commenced against the Company or any subsidiary of the Company under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company or any subsidiary of the Company commences, or there shall be commenced against the Company or any subsidiary of the Company, any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any subsidiary of the Company, in each case which remains undismissed for a period of 61 days; or the Company or any subsidiary of the Company is

[1]	90 days

adjudicated insolvent or bankrupt pursuant to a final, non-appealable order; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any subsidiary of the Company suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 61 days; or the Company or any subsidiary of the Company makes a general assignment for the benefit of creditors; or the Company or any subsidiary of the Company shall fail to pay, or admit in writing that it is unable to pay, its debts generally as they become due; or the Company or any subsidiary of the Company shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or any corporate or other action is taken by the Company or any subsidiary of the Company for the purpose of effecting any of the foregoing;

3. the Common Stock ceases to be quoted or listed for trading on the Principal Market and shall not again be quoted or listed for trading on any Principal Market within five Trading Days of such delisting;

4. the Company is a party to any agreement memorializing (1) the consummation of any transaction or event (whether by means of a share exchange or tender offer applicable to the Common Stock, a liquidation, consolidation, recapitalization, reclassification, combination or merger of the Company or a sale, lease or other transfer of all or substantially all of the consolidated assets of the Company) or a series of related transactions or events pursuant to which all of the outstanding shares of Common Stock are exchanged for, converted into or constitute solely the right to receive, cash, securities or other property, (2) a consolidation or merger in which the Company is not the surviving corporation, or (3) a sale, assignment, transfer, conveyance or other disposal of all or substantially all of the properties or assets of the Company to another person or entity (each of (1), (2) and (3) a “Change in Control”) unless in connection with such Change in Control, all Principal and accrued and unpaid Interest due under this Note will be paid in full or the Holder consents to such Change in Control;

5. the Company shall fail to observe or perform any other material covenant, agreement or warranty contained in, or otherwise commit any material breach or default of any provision of this Note or the Standby Equity Distribution Agreement (the “SEDA”) between the Company and the Holder which is not cured within the time prescribed in this Note or in the SEDA, as applicable, or if not so prescribed, within ten days after notice to the Company by the Holder of such material failure, breach or default;

6. the Company shall terminate the SEDA; or

7. an event of default by the Company under any other material obligation, instrument, note or agreement for borrowed money occurring after the Issuance Date of this Note and continuing beyond any applicable notice and/or grace period, and as a result of which the obligations of the Company under such material obligation, instrument, note or agreement have been accelerated.

V. Remedy Upon Default. During the time that any portion of this Note is outstanding, if (i) any Event of Default has occurred, the Holder, by notice in writing to the

Company, may at any time and from time to time declare the full unpaid Principal of this Note or any portion thereof, together with Interest accrued thereon to be due and payable immediately (the “Accelerated Amount”) or (ii) any Event of Default specified in Section 3(a)(ii) has occurred, the unpaid Principal of the Note and the Interest accrued thereon shall be immediately and automatically due and payable without necessity of further action. In addition, for so long as an Event of Default has occurred and remains uncured, the Company shall pay default interest at the rate of 15% per annum until the applicable Event of Default is cured. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

VI. REISSUANCE OF THIS NOTE. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note representing the outstanding Principal which Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest from the Issuance Date.

VII. NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	FreeSeas Inc.
10, El. Venizelou (Panepistimiou) Street
106 71 - Athens, Greece
Attention: Ion G. Varouxakis
Telephone: +30 (210) 4528-770
Facsimile: +30 (210) 4291-010

With a copy to:	Broad and Cassel

2 S. Biscayne Blvd., Suite 2100
Miami, FL 33131
Attention: A. Jeffry Robinson, Esq.
Telephone: (305) 373-9414
Facsimile: (305) 995-6402

If to the Holder:	YA Global Master SPV, Ltd.
101 Hudson Street, Suite 3700
Jersey City, NJ 07302
Attention: Mark Angelo
Telephone:(201) 985-8300

With a copy to:	David Gonzalez, Esq.
101 Hudson Street – Suite 3700
Jersey City, NJ 07302
Telephone:(201) 985-8300
Facsimile:(201) 985-8266

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three Business Days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

VIII. No provision of this Note shall alter or impair the obligations of the

Company, which are absolute and unconditional, to pay the Principal of or Interest (if any) on, this Note at the time, place, and rate, and in the currency, herein prescribed. This Note is a direct obligation of the Company. As long as this Note is outstanding, the Company shall not and shall cause its subsidiaries not to, without the consent of the Holder, (i) amend its articles of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder under this Note; or (ii) enter into any agreement with respect to any of the foregoing.

IX. This Note shall not entitle the Holder to any of the rights of a stockholder of the Company, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company.

X. This Note shall be governed by and interpreted in accordance with the laws of the State of New York, without regard to the principles of conflict of laws. Each of the parties consents to the jurisdiction of the state courts of the State of New York and the U.S. District Court for the District of New York sitting in Manhattan, in connection with any dispute arising under this Note and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

XI. If an Event of Default has occurred, then the Company shall reimburse the Holder promptly for all out-of-pocket fees, costs and expenses, including, without limitation, reasonable attorneys’ fees and expenses incurred by the Holder in any action in connection with this Note, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder’s rights, remedies and obligations, (ii) collecting any sums which become due to the Holder in accordance with the terms of this Note, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.

XII. Any waiver by the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver must be in writing.

XIII. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the Principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Note, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

XIV. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

XV. Assignment of this Note by the Company shall be prohibited without the prior written consent of the Holder. Prior to the Maturity Date, the Holder shall not sell, transfer, negotiate or otherwise make any disposition of this Note or any portion thereof without the prior written consent of the Company.

XVI. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES’ ACCEPTANCE OF THIS AGREEMENT.

XVII. CERTAIN DEFINITIONS For purposes of this Note, the following terms shall have the following meanings:

A. “Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions are authorized or required by law or other government action to close.

B. “Installment Amount” means [            ].

C. “Installment Date” means the 10th Business Day following the Closing Date and every 5th Business Day thereafter. “Note Purchase Agreement” means the Note Purchase Agreement, dated             , 2012, between the Company and the Holder.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date set forth above.

COMPANY: FreeSeas Inc.

By:
Name:
Title:

Schedule I

(Company Account Information)

Schedule II

(Holder Account Information)